FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of November 2002

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F  X      Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                              Grohe Holding GmbH
                                                                 (Registrant)


27 November 2002                      By: /s/ Michael Grimm
                                          --------------------------------------
                                      Name:   Michael Grimm
                                      Title:  Chief Financial and Administration
                                              Officer


27 November 2002                      By: /s/ Heiner Henke
                                          --------------------------------------
                                      Name:   Heiner Henke
                                      Title:  Principal Accounting Officer

GROHE HOLDING GMBH, HEMER


Interim Financial Information
September 30, 2002 and 2001

GROHE HOLDING GMBH, HEMER


Interim Financial Information
September 30, 2002 and 2001



TABLE OF CONTENTS

Unaudited Interim Consolidated Financial Statements...........................................................1
         Unaudited Consolidated Statements of Operations......................................................2
         Consolidated Balance Sheets..........................................................................3
         Unaudited Consolidated Statements of Changes in Shareholders' Equity.................................5
         Unaudited Consolidated Statements of Cash Flows......................................................6
         Notes to the Unaudited Interim Financial Statements..................................................7
Operating and Financial Review and Prospects.................................................................19
Quantitative and Qualitative Disclosure about Market Risk....................................................36
Calculations of EBITDA as defined in the Indenture...........................................................44

GROHE HOLDING GMBH, HEMER


Unaudited Interim Consolidated Financial Statements
September 30, 2002 and 2001

                                                       GROHE HOLDING GMBH
                                         UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                       (EURO IN THOUSANDS)




                                                      Three months     Three months     Nine months      Nine months
                                                          ended            ended           ended            ended
                                                      September 30,    September 30,   September 30,    September 30,
                                                          2002             2001            2002             2001
                                                     ---------------- --------------- ---------------- ----------------
Sales                                                     220,187          214,971         690,535          673,620
Cost of sales                                            (123,961)        (126,688)       (388,234)        (390,889)
                                                     ---------------- --------------- ---------------- ----------------
Gross profit                                               96,226           88,283         302,301          282,731
                                                     ---------------- --------------- ---------------- ----------------

Selling, general and administrative expenses              (56,070)         (57,560)       (172,026)        (174,082)
Research and development                                   (5,726)          (5,189)        (16,811)         (14,945)
Amortization of goodwill from acquisitions (Note 2)             0           (9,004)              0          (26,825)
Amortization of tradename from acquisitions                (4,831)          (4,831)        (14,502)         (14,502)
                                                     ---------------- --------------- ---------------- ----------------
Total operating expenses                                  (66,627)         (76,584)       (203,339)        (230,354)
                                                     ---------------- --------------- ---------------- ----------------


Operating income                                           29,599           11,699          98,962           52,377

Interest income                                               795              862           2,181            2,389
Interest expense                                          (17,262)         (19,798)        (52,860)         (61,196)
Income from equity method investees                           377              142             392              228
Financial income (loss) from derivatives                   (5,035)          11,465          15,169          (14,113)
Other income                                                2,274               66           4,602            6,785
Other expense                                              (1,738)          (3,948)         (9,867)          (9,269)
                                                     ---------------- --------------- ---------------- ----------------

Income (loss) before income taxes
    and minority interests                                  9,010              488          58,579          (22,799)

Income tax expense                                         (4,431)          (3,043)        (25,031)          (1,692)

Income (loss) before minority interests                     4,579           (2,555)         33,548          (24,491)

Minority interests                                           (414)            (455)           (808)            (668)

                                                     ---------------- --------------- ---------------- ----------------

Net income (loss)                                           4,165           (3,010)         32,740          (25,159)

                                                     ================ =============== ================ ================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                       GROHE HOLDING GMBH
                                                   CONSOLIDATED BALANCE SHEETS
                                                       (EURO IN THOUSANDS)




                                                                      September 30,       December 31,
                                                                           2002               2001
                                                                        unaudited

                                                                     -----------------  -----------------
Assets

   Current assets
     Cash and cash equivalents                                            94,808             50,277
     Restricted cash                                                      29,526             29,950

     Accounts receivable
       Trade accounts receivable less allowance for doubtful
           accounts of EUR 7,305 and EUR 6,708 at September 30,
           2002 and December 31, 2001, respectively                      177,922            154,608
       Due from equity method investees                                    2,671              2,997
                                                                     -----------------  -----------------
                                                                         180,593            157,605
                                                                     -----------------  -----------------

     Inventories (Note 3)                                                109,752            109,580
     Current deferred tax assets                                           9,183              8,081
     Prepaid expenses                                                      3,850              2,685
     Other current assets                                                 29,346             29,948

                                                                     -----------------  -----------------

         Total current assets                                            457,058            388,126

                                                                     -----------------  -----------------

     Property, plant and equipment
       Land, buildings and improvements                                  154,256            152,498
       Plant and machinery                                                96,967             94,995
       Other factory and office equipment                                111,753            104,449
       Advances and construction in process                                8,687              7,231
     Less: Accumulated depreciation
        of property, plant and equipment                                (158,267)          (124,687)
                                                                     -----------------  -----------------
                                                                         213,396            234,486
                                                                     -----------------  -----------------

     Intangible assets (Note 4)
       Goodwill                                                          530,217            536,153
       Tradename                                                         290,115            290,115
       Software and other intangible assets                               18,464             15,346
     Less: Accumulated amortization of intangible assets                (152,118)          (135,789)
                                                                     -----------------  -----------------
                                                                         686,678            705,825
                                                                     -----------------  -----------------

     Investments in equity method investees                                  964                970
     Noncurrent deferred tax assets                                        1,276              1,866
     Other noncurrent assets                                              22,934             21,844

                                                                     -----------------  -----------------

         Total assets                                                  1,382,306          1,353,117

                                                                     =================  =================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                       GROHE HOLDING GMBH
                                             CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                                       (EURO IN THOUSANDS)




                                                                   September 30,      December 31,
                                                                       2002              2001
                                                                     unaudited

                                                                 ------------------  -----------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                      60,937             52,707
     Current maturities of capital leases                                  990              1,519
     Short-term debt to banks                                            4,158              4,313

     Trade accounts payable                                             17,589             26,511
     Current tax liabilities                                            20,923             12,254
     Other accrued expenses and current liabilities                    157,012            137,491

                                                                 ------------------  -----------------

       Total current liabilities                                       261,609            234,795

                                                                 ------------------  -----------------

     Long-term debt to banks                                           334,995            379,201
     Long-term debt to related parties                                 129,708            119,415
     Long-term debt to shareholders                                     38,513             35,449
     Bonds                                                             200,000            200,000
     Capital leases                                                        644                657
     Pension liabilities                                               148,664            142,176
     Other accrued expenses and noncurrent liabilities                  17,737             16,774
     Noncurrent deferred tax liabilities                                82,065             83,037
                                                                 ------------------  -----------------

       Total noncurrent liabilities                                    952,326            976,709

                                                                 ------------------  -----------------

     Commitments and contingencies (Note 5)

     Minority interests in consolidated subsidiaries                     2,548              1,845

   Shareholders' equity
     Share capital                                                      51,374             51,003
     Additional paid in capital, net of subscription
        receivable of EUR 267 at September 30, 2002 and
        December 31, 2001, respectively                                161,090            158,472
     Retained earnings                                                 (48,321)           (81,061)
     Accumulated other comprehensive income                              1,680             11,354
                                                                 ------------------  -----------------

       Total shareholders' equity                                      165,823            139,768

                                                                 ------------------  -----------------

         Total liabilities and shareholders' equity                  1,382,306          1,353,117

                                                                 ==================  =================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                       GROHE HOLDING GMBH
                              UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                       (EURO IN THOUSANDS)






                                                                                         Accumulated
                                                                Additional               other com-       Total
                                                       Share      paid in    Retained    prehensive    shareholders'
                                                      capital     capital    earnings      income         equity
                                                    ---------- ------------ ----------- -------------- -------------
Balance at December 31, 2000                          50,893     158,265     (50,948)        9,814       168,024
      Comprehensive loss:
         Net loss                                                            (22,149)                    (22,149)
         Foreign currency translation adjustment                                             6,929         6,929
                                                                                                       -------------
                Total comprehensive loss                                                                 (15,220)

                                                    ---------- ------------ ----------- -------------- -------------

Balance at June 30, 2001                              50,893     158,265     (73,097)       16,743       152,804
                                                    ---------- ------------ ----------- -------------- -------------



      Capital increase                                   110          97                                     207
      Increase in additional paid in capital
         related to long-term debt to
         shareholders and related parties                            110                                     110
      Comprehensive loss:
         Net loss                                                             (3,010)                     (3,010)
         Foreign currency translation adjustment                                            (6,875)       (6,875)
                                                                                                       -------------
                Total comprehensive loss                                                                  (9,885)

                                                    ---------- ------------ ----------- -------------- -------------

Balance at September 30, 2001                         51,003     158,472     (76,107)        9,868       143,236
                                                    ========== ============ =========== ============== =============





Balance at December 31, 2001                          51,003     158,472     (81,061)       11,354       139,768
                                                    ---------- ------------ ----------- -------------- -------------


       Comprehensive income:
          Net income                                                          28,575                      28,575
          Foreign currency translation adjustment                                           (9,657)       (9,657)
                                                                                                       -------------
                 Total comprehensive income                                                               18,918

                                                    ---------- ------------ ----------- -------------- -------------

Balance at June 30, 2002                              51,003     158,472     (52,486)        1,697       158,686
                                                    ---------- ------------ ----------- -------------- -------------


       Capital increase (Note 7)                         371       1,163                                   1,534
       Noncash capital increase                                    1,455                                   1,455
       Comprehensive income:
          Net income                                                           4,165                       4,165
          Foreign currency translation adjustment                                              (17)          (17)
                                                                                                       -------------
                 Total comprehensive income                                                                4,148

                                                    ---------- ------------ ----------- -------------- -------------

Balance at September 30, 2002                         51,374     161,090     (48,321)        1,680       165,823
                                                    ========== ============ =========== ============== =============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                       GROHE HOLDING GMBH
                                         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (EURO IN THOUSANDS)



                                                                   Nine months      Nine months
                                                                      ended            ended
                                                                  September 30,    September 30,
                                                                      2002              2001
                                                                 ----------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                   32,740          (25,159)
   Minority interests in income of subsidiaries                           808              668
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Depreciation of fixed assets                                  35,945           39,177
         Amortization of goodwill from acquisitions (Note 2)                0           26,825
         Amortization of tradename from acquisitions                   14,502           14,502
         Amortization of software and other intangibles                 2,974            2,488
         (Gain) loss from disposal of long lived assets, net             (236)             167
         Loss on sale of property and equipment
             to related party (Note 6)                                    530                0
         Changes in deferred income taxes                              (1,484)         (16,369)
         Noncash capital increase                                       1,455                0
         Income from equity method investees                             (392)            (228)
         Changes in fair market value of derivative financial
            instruments without impact on cash, net                   (12,110)           9,956
         Accrued interest on long-term debt
            to shareholders and related parties                        13,357           11,968
   Changes in operating assets and liabilities
         Accounts receivable                                          (24,657)         (38,269)
         Inventories                                                   (1,842)          18,739
         Prepaid expenses and other assets                              5,627           55,002
         Accounts payable                                              (8,922)         (13,625)
         Pension liabilities                                            6,488            6,929
         Other accrued expenses and liabilities                        30,624           14,439
                                                                 ----------------  ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              95,407          107,210
                                                                 ----------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchases of property, plant and equipment                   (15,840)         (18,706)
         Proceeds from sale of property, plant and equipment            1,446            2,593
         Proceeds from sale of property, plant and equipment
           to related parties (Note 6)                                  1,960                0
         Purchases of intangible assets                                (3,299)          (1,113)
         Purchases of shares from minorities                             (203)             (62)
         Dividends received from equity method investees                  398              583
                                                                 ----------------  ---------------
NET CASH USED FOR INVESTING ACTIVITIES                                (15,538)         (16,705)
                                                                 ----------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Decrease in restricted cash                                      424            5,471
         Proceeds from issuance of long-term debt
             to shareholders and related parties                            0              378
         Principal payments on long-term debt to banks                (36,634)         (78,787)
         Proceeds from issuance of shares (Note 7)                      1,534              111
         Purchase of treasury shares                                        0             (905)
         Sale of treasury shares                                            0            1,001
         Dividends paid to minorities                                      (8)             (40)
                                                                 ----------------  ---------------
NET CASH USED FOR FINANCING ACTIVITIES                                (34,684)         (72,771)
                                                                 ----------------  ---------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                               (654)             (81)
                                                                 ----------------  ---------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                44,531           17,653
                                                                 ----------------  ---------------

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                           50,277           46,242
      AT END OF PERIOD                                                 94,808           63,895

   Supplemental disclosure of cash flow information
      Interest paid                                                    34,581           48,776
      Income taxes paid (benefits received), net                       13,794          (38,624)
      Other payments to related parties                                   770              786



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 1. BASIS OF PRESENTATION

Grohe Holding GmbH ('Grohe', 'Grohe Holding' or 'the Company') with its corporate headquarters in Hemer (Germany) is a limited liability company under German law and registered with the Commercial Register of the Local Court (Amtsgericht) of Iserlohn, Germany. Grohe and its subsidiaries form a group of companies ('Grohe Group') engaged in the manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market. Grohe develops and manufactures an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. Grohe's major markets are Germany and Europe excluding Germany followed by Northern America, the Middle East and the Far East.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2001, 2000 and 1999. Sales and operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

Except as described in Note 2, the same accounting principles and valuation methods have been applied for the unaudited consolidated interim financial statements compared to the audited consolidated financial statements referred to above.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 2. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined to no longer be indefinite.

Grohe adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002, respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

SFAS No. 142 required Grohe to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

In connection with the transitional impairment evaluation, SFAS No. 142 required Grohe to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, Grohe (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. Grohe completed this first step of the transitional assessment for all of the Company's reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

SFAS No. 142 also requires Grohe to test goodwill for impairment on an annual basis and between annual tests in certain circumstances. Grohe performed the annual test as of July 1, 2002 and there was no indication of goodwill being impaired as of that date.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

If SFAS No. 142 had been in effect in 2001, Grohe's net income would have been as described below due to reduced goodwill amortization:

                                                       Three months   Three months    Nine months    Nine months
                                                          ended          ended           ended          ended
                                                      September 30,  September 30,   September 30,  September 30,
                                                           2002           2001            2002           2001
                                                     --------------- --------------- -------------- ---------------
Reported net income (loss)                                 4,165         (3,010)         32,740        (25,159)
Add back: Goodwill amortization, net of income tax
    effects of EUR 1,121 and EUR 3,674 in the three
    and nine months ended September 30, 2001,
    respectively                                               0          7,883              0          23,151
-------------------------------------------------------------------- --------------- -------------- ---------------
Adjusted net income (loss)                                 4,165          4,873         32,740          (2,008)
-------------------------------------------------------------------- --------------- -------------- ---------------


In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Grohe expects to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on Grohe's financial statements.

On January 1, 2002 SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". became effective. The adoption of SFAS No. 144 did not have a material impact on Grohe's financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

are effective for transactions occurring after May 15, 2002, with early adoption encouraged. The adoption of SFAS No. 145 did not have a material effect on Grohe's financial statements.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 will be on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002, with early application encouraged. Grohe is still assessing the effects the adoption of SFAS No. 146 will have on its financial statements.




NOTE 3. INVENTORIES

Inventories at September 30, 2002 were comprised as follows:

                                                     September 30, 2002     December 31, 2001
                                                    --------------------- -----------------------
Raw materials and supplies                                   24,445                28,598
Work in process                                              30,347                24,804
Finished goods and goods purchased for resale                54,960                56,178
-------------------------------------------------------------------------------------------------
                                                            109,752               109,580
-------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NOTE 4. INTANGIBLE ASSETS


Intangible assets comprise of:
                                                                  September 30,     December 31,
                                                                      2002              2001

                                                                ----------------- ------------------
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION:
   Gross carrying amount:
   ---------------------
      Tradename                                                       290,115           290,115
       Software                                                        18,204            15,060
                                                                ----------------- ------------------
          Total gross carrying amount                                 308,319           305,175

   Accumulated amortization:
   ------------------------
      Tradename                                                        58,613            44,111
       Software                                                        10,852             8,080
                                                                ----------------- ------------------
          Total accumulated amortization                               69,465            52,191

   Net carrying amount:
   -------------------
      Tradename                                                       231,502           246,004
       Software                                                         7,352             6,980
                                                                ------------------------------------
          Total net carrying amount                                   238,854           252,984

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION:
   Goodwill                                                           447,564           452,555
   Intangible pension assets                                              260               286

----------------------------------------------------------------------------------------------------
TOTAL NET CARRYING AMOUNT OF INTANGIBLE ASSETS                        686,678           705,825
----------------------------------------------------------------------------------------------------


The carrying amount of goodwill as of December 31, 2001 changed as follows:

                                              Germany and        European          Overseas
                                            direct exports     subsidiaries      subsidiaries          Total
-------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                   338,833          57,714            56,008           452,555
-------------------------------------------------------------------------------------------------------------------
   Effects of foreign currency
       exchange rate changes                            0             (24)           (4,967)           (4,991)
-------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2002                  338,833          57,690            51,041           447,564
-------------------------------------------------------------------------------------------------------------------


In the nine months ended September 30, 2002 additions relating to software of EUR 3,299 were recognized. Aggregated amortization expense for tradename and software amounted to EUR 5,771 and EUR 17,476 in the three and nine months ended September 30, 2002, respectively, and to EUR 5,486 and EUR 16,990 in the three and nine months ended September 30, 2001, respectively.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Estimated aggregate amortization expenses related to intangible assets for the years 2002 to 2006 are as follows:

Year ended December 31,                      Amortization expense
---------------------------------  ----------------------------------
2002                                               23,350
2003                                               21,521
2004                                               21,242
2005                                               20,093
2006                                               20,093



NOTE 5. COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

Purchase commitments of EUR 107,980 as of September 30, 2002 are in the normal course of business, of current nature, and comprise commitments for raw materials and supplies as well as for fixed assets.

LITIGATION

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request, and under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

o The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

o The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the other hand the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

o A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of EUR 330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. The Regional Court of Hagen has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. If the claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on financial position or operating results of the Company. Legal costs are expensed as incurred.

ENVIRONMENTAL MATTERS

In Germany and other jurisdictions where Grohe does business, environmental laws have become increasingly strict over the past several years. Violators of these and other laws and regulations can become subject to substantial penalties, temporary or permanent plant closures and criminal convictions. Grohe establishes reserves for environmental matters when a loss is probable and reasonably estimable. In fiscal year 2000, Grohe completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and ground water quality at sites where contamination was suspected, revealed contamination that probably requires remediation at six of the Company's current or former properties. According to these assessments the total maximum remediation costs that might be incurred within the next eight to ten years are estimated to be EUR 2,820. Actual amounts may even be higher due to factors beyond Grohe's control such as a discovery of previously unidentified contamination, technical difficulties in implementing a selected remediation or changes in environmental laws. Expected probable remediation costs of EUR 409 and EUR 307 have been provided in the financial statements as of September 30, 2002 and December 31, 2001, respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

Dr. Bernd Kortum is a member of the supervisory board of Grohe Holding GmbH's subsidiary Friedrich Grohe Geschaftsfuhrungs AG and also a managing director of Norddeutsche Vermogen Holding GmbH & Co. Norddeutsche Vermogen Holding GmbH & Co. is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. In March 2002 Grohe's subsidiary Friedrich Grohe AG & Co. KG and Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG concluded a purchase contract under which Grohe sold one of its former production sites located in Berlin, Germany, for EUR 5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

KG. According to the purchase contract, the sale was consummated at the time the first installment on the purchase price was paid in June 2002. This installment amounted to EUR 1,960. The remaining purchase price of EUR 3,920 is due in two further installments of EUR 1,960 in June 2004 and June 2006, respectively. As the receivable from Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG does not bear interest, interest has been imputed at a rate of 5% resulting in a net present value of all payments of EUR 5,350. As of the date the sale was consummated, an impairment loss of EUR 530 has been recognized for the difference between the carrying amount of the sold property (EUR 5,880) and the net present value of the purchase price (EUR 5,350). This impairment loss has been included in general and administrative expenses. As of September 30, 2002 the outstanding discounted installments on the purchase price amount to EUR 3,433 and are included in other noncurrent assets.

NOTE 7. CAPITAL INCREASE

In July 2002 in accordance with a shareholders agreement, share capital has been increased by EUR 371 through additional capital contributions by Michael
Grimm and Stephan M. Heck, both managing directors of the Company. Additional paid in capital contributed by Mr. Grimm and Mr. Heck amounted to EUR 1,163.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 8. BUSINESS SEGMENTS

Segmental information for the three months ended September 30, 2002 is as follows:


                                                                                Elimination
                          Germany                                                of inter-
  Three months ended        and        European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2002      direct     subsidiaries  subsidiaries      level     transactions   adjustments      Group
                          exports

                       million euro  million euro  million euro  million euro   million euro  million euro  million euro
-------------------------------------------------------------------------------------------------------------------------
Sales

    To third parties        93.0          84.5           44.3          0.0           0.0          (1.6)        220.2

    To other segments       97.4          10.8           1.9           0.0        (110.1)          0.0           0.0

EBIT                        34.7           7.3           8.0         (18.9)         (8.8)          8.2          30.5


Segmental information for the three months ended September 30, 2001 is as follows:

                                                                                Elimination
                          Germany                                                of inter-
  Three months ended        and        European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2001      direct     subsidiaries  subsidiaries      level     transactions   adjustments      Group
                          exports

                       million euro  million euro  million euro  million euro   million euro  million euro  million euro
-------------------------------------------------------------------------------------------------------------------------
Sales

    To third parties         91.4          80.1          43.0          0.0           0.0            0.5         215.0

    To other segments        81.8          10.0           1.5          0.0         (93.3)           0.0           0.0

EBIT                         21.7           5.3           5.5        (21.9)         (3.6)           0.9           7.9


Segmental information for the nine months ended September 30, 2002 is as follows:

                                                                                Elimination
                          Germany                                                of inter-
  Nine months ended         and        European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2002      direct     subsidiaries  subsidiaries      level     transactions   adjustments      Group
                          exports
                       million euro  million euro  million euro  million euro   million euro  million euro  million euro
-------------------------------------------------------------------------------------------------------------------------
Sales

    To third parties       267.9         287.3         136.8           0.0           0.0          (1.5)        690.5

    To other segments      308.9          29.3           4.1           0.0        (342.3)          0.0           0.0

EBIT                       102.9          22.2          20.9         (63.0)        (16.2)         27.3          94.1

Segmental information for the nine months ended September 30, 2001 is as follows:

                                                                                Elimination
                          Germany                                                of inter-
  Nine months ended         and        European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2001      direct     subsidiaries  subsidiaries      level     transactions   adjustments      Group
                          exports
                       million euro  million euro  million euro  million euro   million euro  million euro  million euro
-------------------------------------------------------------------------------------------------------------------------
Sales

    To third parties        266.8         280.6         124.3          0.0           0.0            1.9         673.6

    To other segments       278.4          31.2           3.2          0.0        (312.8)           0.0           0.0

EBIT                         73.3          23.4          15.4        (66.3)         (6.3)          10.6          50.1

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income (loss) before income taxes and minority interests is as follows:

                                                 Three months    Three months     Nine months     Nine months
                                                     ended           ended           ended           ended
                                                 September 30,   September 30,   September 30,   September 30,
                                                     2002            2001            2002             2001
-----------------------------------------------------------------------------------------------------------------
Earnings before interest and income taxes
      according to German GAAP                      22,358            7,057         66,800            39,486
-----------------------------------------------------------------------------------------------------------------
Adjustments from German GAAP to US GAAP
      Debt issuance cost                               671              720          1,928             1,780
      Business combinations                         11,916            3,198         35,740             9,593
      Derivative financial instruments              (3,195)              92         (3,996)            3,839
      Cost of computer software and other
           intangible assets                          (144)             (53)          (426)             (188)
      Provisions and contingencies                      22             (222)            95              (531)
      Special reserves under German GAAP              (211)            (373)          (694)             (590)
      Employee pension costs and liabilities           529             (676)           205            (1,199)
      Foreign currency translation                     (46)          (2,173)        (4,282)           (2,148)
      Other                                         (1,388)             389         (1,281)               79
-----------------------------------------------------------------------------------------------------------------
Earnings before interest and income taxes and
      minority interests according to US GAAP       30,512            7,959         94,089            50,121
-----------------------------------------------------------------------------------------------------------------
Interest income (expense), net (US GAAP)           (16,467)         (18,936)       (50,679)          (58,807)
Financial income (loss) from derivatives (US        (5,035)          11,465         15,169           (14,113)
GAAP)
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and
      minority interests according to US GAAP        9,010              488         58,579           (22,799)
-----------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
             (ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Revenues from external customers for each group of similar products according to US GAAP are as follows:

                                              Three months    Three months     Nine months     Nine months
                                                  ended           ended           ended           Ended
                                              September 30,   September 30,   September 30,   September 30,
                                                  2002            2001            2002            2001
                                             ----------------------------------------------------------------
GROHEART                                         19,841          18,414          59,276          49,253
GROHETEC                                         88,391          88,031         283,460         287,020
GROHEDAL                                         21,976          22,636          69,527          68,588
Showers and shower systems                       34,537          30,876         108,414          98,415
Kitchen Faucets                                  25,529          23,658          79,222          75,109
Other                                            29,913          31,356          90,636          95,235
-------------------------------------------------------------------------------------------------------------
                                                220,187         214,971         690,535         673,620
-------------------------------------------------------------------------------------------------------------


Sales by geographical markets are as follows:

                                              Three months    Three months     Nine months     Nine months
                                                  ended           ended           ended           ended
                                              September 30,   September 30,   September 30,   September 30,
                                                  2002            2001            2002            2001
                                             ----------------------------------------------------------------
Germany                                           58,411           61,794        178,049          191,191
Europe without Germany                           101,192           94,838        334,181          319,887
Overseas                                          60,584           58,339        178,305          162,542
-------------------------------------------------------------------------------------------------------------
                                                 220,187          214,971        690,535          673,620
-------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------

GROHE HOLDING GMBH, HEMER

Operating and Financial Review and Prospects
September 30, 2002 and 2001


THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION THAT WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE AND CONSTITUTES "FORWARD-LOOKING STATEMENTS". THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS DISCUSSED BELOW MAY AFFECT OUR PROJECTED PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001, WHICH WERE PREPARED IN ACCORDANCE WITH US GAAP.

ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION AND ANALYSIS ARE IN THOUSANDS EXCEPT WHERE STATED.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


IMPACT OF NEW ACCOUNTING STANDARDS ON OUR FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS

We adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

SFAS No. 142 also requires that goodwill no longer be amortized subsequent to January 1, 2002, but instead tested for impairment at least annually. In connection with the transitional impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determined the fair value of each reporting unit. We completed this first step of the transitional assessment for all of our reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002.

SFAS No. 142 also requires us to test goodwill for impairment on an annual basis and between annual tests in certain circumstances. We performed the annual goodwill impairment test per July 1, 2002 and determined there was no indication that goodwill had been impaired as of July 1, 2002.

Since we ceased amortization of goodwill as of January 1, 2002 due to the changes in accounting principles described above, our results for the three and nine months ended September 30, 2002 are not directly comparable with our results for the three and nine months ended September 30, 2001, in which we recorded charges for goodwill amortization in amount of EUR 9,004 and EUR 26,825, respectively. Considering income tax effects of EUR 1,121 and EUR 3,674, our net income would have been improved by EUR 7,883 and EUR 23,151 for the three and nine months ended September 30, 2001, respectively, if SFAS No. 142 had been in effect in 2001.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


OPERATING RESULTS

The following table sets out certain information with respect to our net income
(loss) in thousands of euro:

                                                Three months     Three months     Nine months      Nine months
                                                    ended           ended            ended            ended
                                                September 30,   September 30,    September 30,    September 30,
                                                    2002             2001            2002             2001
                                               --------------- ---------------- ---------------- ----------------
Sales                                             220,187           214,971        690,535           673,620
Cost of sales                                    (123,961)         (126,688)      (388,234)         (390,889)
                                               --------------- ---------------- ---------------- ----------------
Gross profit                                       96,226            88,283        302,301           282,731
                                               --------------- ---------------- ---------------- ----------------

Selling, general and administrative expenses      (56,070)          (57,560)      (172,026)         (174,082)
Research and development expenses                  (5,726)           (5,189)       (16,811)          (14,945)
Amortization of goodwill from acquisitions              0            (9,004)             0           (26,825)
Amortization of tradename from acquisitions        (4,831)           (4,831)       (14,502)          (14,502)
                                               --------------- ---------------- ---------------- ----------------
Operating income                                    29,599           11,699         98,962            52,377
                                               --------------- ---------------- ---------------- ----------------

Interest expense, net                             (16,467)          (18,936)       (50,679)          (58,807)
Income from equity method investees                   377               142            392               228
Financial income (loss) from derivatives           (5,035)           11,465         15,169           (14,113)
Other income (expense), net                            536           (3,882)        (5,265)           (2,484)
                                               --------------- ---------------- ---------------- ----------------

Income (loss) before income taxes
    and minority interests                          9,010               488         58,579           (22,799)

Income tax expense                                 (4,431)           (3,043)       (25,031)           (1,692)

Income (loss) before minority interests             4,579            (2,555)        33,548           (24,491)

Minority interests                                   (414)             (455)          (808)             (668)

                                               --------------- ---------------- ---------------- ----------------

Net income (loss)                                    4,165           (3,010)        32,740           (25,159)

                                               =============== ================ ================ ================

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


The following table sets out certain information with respect to our net income
(loss) as a percentage of sales:

                                                Three months     Three months     Nine months      Nine months
                                                    ended           ended            ended            ended
                                                September, 30   September, 30    September, 30    September, 30
                                                    2002             2001            2002             2001
                                               --------------- ---------------- ---------------- ----------------
Sales                                               100.0%           100.0%          100.0%           100.0%
Cost of sales                                       (56.3%)          (58.9%)         (56.2%)          (58.0%)
                                               --------------- ---------------- ---------------- ----------------
Gross profit                                         43.7%            41.1%           43.8%            42.0%
                                               --------------- ---------------- ---------------- ----------------

Selling, general and administrative expenses        (25.5%)          (26.8%)         (24.9%)          (25.9%)
Research and development expenses                    (2.6%)           (2.4%)          (2.4%)           (2.2%)
Amortization of goodwill from acquisitions            0.0%            (4.2%)           0.0%            (4.0%)
Amortization of tradename from acquisitions          (2.2%)           (2.2%)          (2.1%)           (2.1%)
                                               --------------- ---------------- ---------------- ----------------
Operating income                                     13.4%             5.5%           14.4%             7.8%
                                               --------------- ---------------- ---------------- ----------------

Interest expense, net                                (7.4%)           (8.9%)          (7.4%)           (8.7%)
Income from equity method investees                   0.2%             0.1%            0.1%             0.0%
Financial income (loss) from derivatives             (2.3%)            5.3%            2.2%            (2.1%)
Other income (expense), net                           0.2%            (1.8%)          (0.8%)           (0.4%)
                                               --------------- ---------------- ---------------- ----------------

Income (loss) before income taxes
    and minority interests                            4.1%             0.2%            8.5%            (3.4%)

Income tax expense                                   (2.0%)           (1.4%)          (3.6%)           (0.2%)

Income (loss) before minority interests               2.1%            (1.2%)           4.9%            (3.6%)

Minority interests                                   (0.2%)           (0.2%)          (0.1%)           (0.1%)

                                               --------------- ---------------- ---------------- ----------------

Net income (loss)                                     1.9%            (1.4%)           4.8%            (3.7%)

                                               =============== ================ ================ ================

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


SALES

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2001

Total sales increased by EUR 5,216 or 2.4% from EUR 214,971 in the three months ended September 30, 2001 to EUR 220,187 in the three months ended September 30, 2002. This growth in total sales was attributable to:

o        an increase in sales volume of a total of EUR 9,716 or 4.5%;

o unfavorable currency fluctuations of EUR 6,844 or 3.2% as consequence of invoicing in foreign currencies; and

o        an increase in sales prices of EUR 2,344 or 1.1%.

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2001

Total sales increased by EUR 16,915 or 2.5% from EUR 673,620 in the nine months ended September 30, 2001 to EUR 690,535 in the nine months ended September 30, 2002. This growth in total sales was attributable to:

o        an increase in sales volume of a total of EUR 18,324 or 2.7%;

o unfavorable currency fluctuations of EUR 7,394 or 1.1% as consequence of invoicing in foreign currencies; and

o        an increase in sales prices of EUR 5,985 or 0.9%.

Total sales in our Germany and direct exports segment decreased from EUR
268,784 in the nine months ended September 30, 2001 by EUR 2,343 or 0.9% to EUR 266,441 in the nine months ended September 30, 2002. Total sales in Germany decreased by EUR 13,142 or 6.9% from EUR 191,191 in the nine months ended September 30, 2001 to EUR 178,049 in the nine months ended September 30, 2002. We attribute this decrease to an unchanged difficult economic environment and ongoing weak market conditions. Direct exports increased from EUR 77,593 in the nine months ended September 30, 2001 by EUR 10,799 or 13.9% to EUR 88,392 in the nine months ended September 30, 2002. This was largely due to increases in direct exports to Eastern Europe from EUR 30,887 in the nine months ended September 30, 2001 by EUR 6,872 or 22.2% to EUR 37,759 in the nine months ended September 30, 2002. Total sales in Eastern Europe including sales by our European subsidiaries increased by EUR 7,367 or 22.4% from EUR 32,825 in the nine months ended September 30, 2001 to EUR 40,192 in the nine months ended September 30, 2002. Also, direct exports to the Middle East increased from EUR 37,531 in the nine months ended September 30, 2001 by EUR 3,190 or 8.5% to EUR 40,721 in the nine months ended September 30, 2002.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


Total sales in our European subsidiaries segment increased from EUR 280,574 in the nine months ended September 30, 2001 by EUR 6,687 or 2.4% to EUR 287,261 in the nine months ended September 30, 2002. This development in sales was primarily attributable to:

o        sales increases in:
       - France, from EUR 70,822 in the nine months ended September 30, 2001 by EUR 4,392 or 6.2% to EUR 75,214 in the nine months ended September 30, 2002;
       - Spain, from EUR 34,912 in the nine months ended September 30, 2001 by EUR 1,929 or 5.5% to EUR 36,841 in the nine months ended
         September 30, 2002; and
       - UK, from EUR 16,741 in the nine months ended September 30, 2001 by EUR 1,257 or 7.5% to EUR 17,998 in the nine months ended
         September 30, 2002; and
o an almost stable sales development in Italy where sales amounted to EUR 42,716 in the nine months ended September 30, 2001 compared to EUR 42,139 in the nine months ended September 30, 2002;
o while ongoing lower consumer confidence in the economic situation resulted in sales decreases mainly in
       - the Netherlands, from EUR 56,024 in the nine months ended September 30, 2001 by EUR 3,400 or 6.1% to EUR 52,624 in the nine months ended September 30, 2002; and
       - Austria, from EUR 16,228 in the nine months ended September 30, 2001 by EUR 1,413 or 8.7% to EUR 14,815 in the nine months ended September 30, 2002.

Considering direct exports to European markets which amounted to EUR 46,920 in the nine months ended September 30, 2002, total sales in Europe increased by EUR 14,294 or 4.5% from EUR 319,887 in the nine months ended September 30, 2001 to EUR 334,181 in the nine months ended September 30, 2002.

Total sales in our Overseas subsidiaries segment increased from EUR 124,262 in the nine months ended September 30, 2001 by EUR 12,571 or 10.1% to EUR 136,833 in the nine months ended September 30, 2002. This increase was primarily due to increases in sales in:

o      the United States from EUR 77,996 in the nine months ended September
       30, 2001 by EUR 9,683 or 12.4% to EUR 87,679 in the nine months ended September 30, 2002. This increase in sales is mainly attributable to the low interest rates, which support new construction and renovation activities. Sales have been influenced by unfavorable currency fluctuations of EUR 3,454 in the nine months ended September 30, 2002.

Sales to overseas markets, including direct exports into this region amounting to EUR 41,472 in the nine months ended September 30, 2002, increased from EUR 162,542 in the nine months ended September 30, 2001 by EUR 15,763 or 9.7% to EUR 178,305 in the nine months ended September 30, 2002.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


As a result of the different sales developments in Germany and abroad, sales in foreign markets increased from EUR 482,429 in the nine months ended September 30, 2001 by EUR 30,057 or 6.2% to EUR 512,486 in the nine months ended
September 30, 2002, representing 74.2% of total sales in the nine months ended September 30, 2002 compared to 71.6% in the nine months ended September 30, 2001. Sales in Europe accounted for 48.4% and in overseas markets for 25.8% of total sales in the nine months ended September 30, 2002. Accordingly, sales in Germany decreased to 25.8% of our total sales in the nine months ended September 30, 2002.


COST OF SALES

Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales decreased by EUR 2,727 or 2.2%, from EUR 126,688 in the three months ended September 30, 2001 to EUR 123,961 in the three months ended September 30, 2002. The cost of sales to sales ratio of 58.9% for the three months ended September 30, 2001 decreased by 2.6 percentage points to 56.3% in the three months ended September 30, 2002.

Cost of sales decreased by EUR 2,655 or 0.7% from EUR 390,889 in the nine months ended September 30, 2001 to EUR 388,234 in the nine months ended September 30, 2002. Due to the increase in sales as well as the decrease in cost of sales, cost of sales to sales ratio improved by 1.8 percentage points from 58.0% in the nine months ended September 30, 2001 to 56.2% in the nine months ended September 30, 2002.

In addition to the factors described under "Sales", the cost of sales to sales ratio was favorably influenced by a better fix cost absorption due to higher production volume, cost decreasing rationalization measures in production and a significantly lower brass price compared to the same periods in the previous year, partially offset by a change in product mix. In the three months ended September 30, 2002 compared to the same period of 2001 cost of sales were also impacted by reduced step-up depreciation.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


Selling, general and administrative expenses decreased by EUR 1,490 or 2.6%, from EUR 57,560 in the three months ended September 30, 2001 to EUR 56,070 in the three months ended September 30, 2002. Selling, general and administrative expenses as a percentage of sales decreased from 26.8% in the three months ended September 30, 2001 or 1.3 percentage points to 25.5% in the three months ended September 30, 2002.

Selling, general and administrative expenses decreased from EUR 174,082 in the nine months ended September 30, 2001 by EUR 2,056 or 1.2 % to EUR
172,026 in the nine months ended September 30, 2002. This improvement is primarily attributable to lower selling expenses due to lower advertising expenses, which on the other hand have been partially offset by other factors including an increase in personnel expenses as well as freight expenses. In addition, prior year general and administrative expenses were impacted by a one time compensation effect. Due to the increase in sales and the decrease in selling, general and administrative expenses, selling, general and administrative expenses as a percentage of sales decreased by 1.0 percentage point from 25.9% in the nine months ended September 30, 2001 to 24.9% in the nine months ended September 30, 2002.


RESEARCH AND DEVELOPMENT

We consider research and development a major factor in ensuring our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes has gained further importance for differentiating our brand and enhancing our premium brand status. Our research and development activities include, in particular:

o        continuous updating and broadening of our product ranges;
o        product maintenance and improvement; and
o        research about new functions, materials and design.

Furthermore, the development of modular and integrated systems, such as shower panels and bathroom systems, has become increasingly important.

Research and development spending increased from EUR 5,189 in the three months ended September 30, 2001 by EUR 537 or 10.3% to EUR 5,726 in the three months ended September 30, 2002. Research and development expenses as a percentage of sales increased by 0.2 percentage points from 2.4% in the three months ended September 30, 2001 to 2.6% in the three months ended September 30, 2002.

Research and development spending increased from EUR 14,945 in the nine months ended September 30, 2001 by EUR 1,866 or 12.5% to EUR 16,811 in the nine months ended September 30, 2002. This

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


increase is largely due to additional staff in order to intensify development of new products. Our research and development activities in the nine months ended September 30, 2002 were mainly concentrated on updating and broadening our design-oriented product range GROHEART, on the development of a new shower program and shower system, and on the re-design and supplementation of a GROHETEC product line. In addition, pilot lot production for ALIRA, a new kitchen faucet made of stainless steel, has been completed. As a percentage of sales, research and development expenses increased from 2.2% in the nine months ended September 30, 2001 to 2.4% in the nine months ended September 30, 2002.


AMORTIZATION OF GOODWILL FROM ACQUISITIONS

Amortization of goodwill amounted to EUR 26,825 in the nine months ended September 30, 2001. In accordance with SFAS No. 142 we ceased to amortize goodwill as of January 1, 2002 as described above under "Impact of new accounting standards on our financial statements and results of operations". If SFAS No. 142 had been in effect in 2001, Grohe's net income would have been improved by EUR 23,151 (EUR 26,825 net of income tax effects of EUR
3,674).


AMORTIZATION OF TRADENAME FROM ACQUISITIONS

Amortization of tradename from acquisitions remained unchanged at EUR 14,502 in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.


INTEREST EXPENSE, NET

Net interest expense decreased from EUR 18,936 in the three months ended September 30, 2001 by EUR 2,469 or 13.0% to EUR 16,467 in the three months ended September 30, 2002. Net interest expense decreased from EUR 58,807 in the nine months ended September 30, 2001 by EUR 8,128 or 13.8% to EUR
50,679 in the nine months ended September 30, 2002. These decreases are mainly due to principal payments on our long-term debt to banks in the second half of 2001 and to lower interest rates on our long-term debt to banks in the first nine months of 2002 compared to the first nine months of 2001. These positive effects were partly offset by an increase in accrued interest on loans from related parties and shareholders. As principal and interest payments on these loans are deferred until December 2010, the interest expense recorded on these loans increases due to compound interest.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


FINANCIAL INCOME (LOSS) FROM DERIVATIVES

Our net financial income and loss from derivatives changed by EUR 16,500 from a net financial income of EUR 11,465 in the three months ended September 30, 2001 to a net financial loss of EUR 5,035 in the three months ended September 30, 2002. The net income from currency derivatives of EUR 15,082 in the three months ended September 30, 2001 changed by EUR 16,214 to a net financial loss from currency derivatives of EUR 1,132 in the three months ended September
30, 2002. This change can mainly be attributed to changes in fair market value of our US dollar forward exchange contracts. If the US dollar appreciates towards the euro, we incur losses from changes in fair market value of our US dollar forward exchange contracts. If the US dollar depreciates towards the euro, we incur gains from changes of our US dollar forward currency contracts. While the US dollar depreciated towards the euro by approximately 7.0% in the third quarter of 2001, the US dollar appreciated towards the euro by approximately 1.3% in the third quarter of 2002. Net losses from interest rate swaps increased by EUR 286 from EUR 3,617 in the three months ended
September 30, 2001 to EUR 3,903 in the three months ended September 30, 2002.

Our net financial income and loss from derivatives changed by EUR 29,282 from a net financial loss of EUR 14,113 in the nine months ended September 30, 2001 to a net financial income of EUR 15,169 in the nine months ended
September 30, 2002. The net loss from currency derivatives of EUR 8,848 in the nine months ended September 30, 2001 changed by EUR 27,021 to a net financial income from currency derivatives of EUR 18,173 in the nine months ended September 30, 2002. This change can mainly be attributed to changes in fair market value of our US dollar forward exchange contracts caused by fluctuations of the US dollar to euro exchange rates. While the US dollar appreciated towards the euro by approximately 1.5% in the first nine months of 2001, the US dollar depreciated towards the euro by approximately 10.4% in first nine months of 2002. Net losses from interest rate swaps of EUR 5,265 in the nine months ended September 30, 2001 decreased by EUR 2,261 to EUR 3,004 in the nine months ended September 30, 2002.


OTHER INCOME (EXPENSE), NET

Net other expense of EUR 2,484 in the nine months ended September 30, 2001 increased by EUR 2,781 to EUR 5,265. We attribute this increase to:

o an increase in foreign currency transaction losses of EUR 2,843 from EUR 5,688 in the nine months ended September 30, 2001 to EUR 8,531 in the nine months ended September 30, 2002. The currency losses of EUR 8,531 in the nine months ended September 30, 2002 were mainly incurred in the second quarter. These losses are primarily related to the settlement and valuation of our

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


       US dollar denominated accounts receivables and result from the depreciation of the US dollar towards the euro in the second quarter of 2002;
o a decrease in foreign currency transaction gains of EUR 1,677 from EUR 5,046 in the nine months ended September 30, 2001 to EUR 3,369 in the nine months ended September 30, 2002;
o      professional services of EUR 1,903 in the nine months ended September
       30, 2001 which were mainly related to the financing of the acquisition, the implementation of US GAAP reporting procedures and the preparation of a registration statement filing with the U.S. Securities and Exchange Commission. No expenses for such services were recorded as other expense in the nine months ended September 30, 2002; and
o a change by EUR 164 from other miscellaneous income, net, of EUR 61 in the nine months ended September 30, 2001 to other miscellaneous expense, net, of EUR 103 in the nine months ended September 30, 2002.


INCOME TAX EXPENSE

The theoretical income tax expense for the nine months ended September 30, 2002 determined using the 2002 statutory tax rate of 38.2% would be EUR 22,377 compared to an actual income tax expense of EUR 25,031. The difference of EUR 2,654 is mainly due to non-tax deductible expenses.

The theoretical income tax benefit for the nine months ended September 30, 2001 determined using the 2001 statutory tax rate of 38.2% would be EUR 8,709 compared to an actual income tax expense of EUR 1,692. The difference of EUR 10,401 is mainly caused by non-tax deductible goodwill amortization and other non-tax deductible expenses.


NET INCOME (LOSS)

Our net income increased by EUR 7,175 from a net loss of EUR 3,010 in the three months ended September 30, 2001 to a net income of EUR 4,165 in the three months ended September 30, 2002.

Our net income increased by EUR 57,899 from a net loss of EUR 25,159 in the nine months ended September 30, 2001 to a net income of EUR 32,740 in the nine months ended September 30, 2002.

The net loss for the three and nine months ended September 30, 2001 included goodwill amortization charges of EUR 9,004 and EUR 26,825, respectively, while no goodwill amortization charges were recorded in the three and nine months ended

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


September 30, 2002 in accordance with SFAS No. 142. Net of income tax effects of EUR 1,121 and EUR 3,674 our net income for the three and nine months ended September 30, 2001 would have been improved by EUR 7,883 and EUR 21,151, respectively, if SFAS No. 142 had been in effect in 2001.


ADJUSTED CONSOLIDATED EBITDA

Our adjusted consolidated EBITDA increased by EUR 15,930 or 46.3% from EUR 34,437 in the three months ended September 30, 2001 to EUR 50,367 in the three months ended September 30, 2002. Adjusted consolidated EBITDA increased by EUR 23,083 or 17,6% from EUR 130,844 in the nine months ended September
30, 2001 to EUR 153,927 in the nine months ended September 30, 2002. We define adjusted consolidated EBITDA as earnings before interest expense, income taxes, depreciation and amortization, non-cash charges (charges not resulting in cash outflows in the current or future periods), income from equity method investees not received as a cash distribution, extraordinary items and noncash financial income/loss from derivatives. We consider adjusted consolidated EBITDA as an important indicator of the operational strength and performance of our business, including the ability to provide cash flows to service debt and finance capital expenditures. However, as all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA presented here. Adjusted consolidated EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002 our total long-term debt and total short-term debt amounted to EUR 765,787 and EUR 4,158, respectively.

Our long-term debt matures as follows:

2002                                             27,813
2003                                             69,872
2004                                             82,236
2005                                             83,684
2006                                            129,751
Thereafter                                      372,431
-----------------------------------------------------------
Total long-term debt                            765,787
-----------------------------------------------------------

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


HISTORICAL CASH FLOWS

The following table sets out certain information with respect to our cash flows in thousands of euro:

                                                          Nine months      Nine months
                                                             ended            ended
                                                         September 30,    September 30,
                                                        ---------------- ----------------
                                                              2002            2001
                                                        ---------------- ----------------
Cash flows from operating activities:
   Net income (loss)                                           32,740         (25,159)
   Minority interests in income of subsidiaries                   808             668
   Adjustments to reconcile net income to net cash
      provided by operating activities                         54,541          88,486
   Changes in operating assets and liabilities                  7,318          43,215
                                                        ---------------- ----------------
Net cash provided by operating activities                      95,407         107,210

Net cash used for investing activities                        (15,538)        (16,705)

Net cash used for financing activities                        (34,684)        (72,771)

Effect of foreign exchange rate changes on cash
   and cash equivalents                                          (654)            (81)

                                                        ---------------- ----------------
Net increase (decrease) in cash and cash equivalents           44,531          17,653
                                                        ---------------- ----------------

Cash and cash equivalents
   At beginning of period                                      50,277          46,242
   At end of period                                            94,808          63,895



NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities decreased by EUR 11,803 from EUR 107,210 in the nine months ended September 30, 2001 to EUR 95,407 in the nine months ended September 30, 2002.

In July 2001 we received an income tax refund of EUR 49,340 which was included in other current assets at December 31, 2000. This tax refund has been used to repay long-term debt to banks. Not considering the one time effect from this tax refund, our cash flow from operating activities improved by EUR
37,537 in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. In addition to a continuing positive development of our operations we attribute this increase mainly to:

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


o a decrease in interest payments of EUR 14,195 from EUR 48,776 in the nine months ended September 30, 2001 to EUR 34,581 in the nine months ended September 30, 2002. We attribute the decrease in interest payments to principal payments in the second half of 2001 on long-term debt to banks. Also, our accrued liability for interest included in other accrued expenses and liabilities decreased in the first nine months of 2001 and increased in the first nine months of 2002;
o movements in other accrued expenses and liabilities. In the nine months ended September 30, 2002 other accrued expenses and liabilities increased by EUR 30,624 compared to EUR 14,439 in the nine months ended
      September 30, 2001. Current tax liabilities increased by EUR 8,669 in the nine months ended September 30, 2002 compared to EUR 6,209 in the nine months ended September 30, 2001. In addition, other accrued expenses and liabilities increased in the first nine months of the years 2002 and 2001 due to higher accruals for customer bonuses and rebates and personnel related expenses. As mentioned above, the increase in other accrued expenses and liabilities in the nine months ended September 30, 2002 is also due to higher accruals for interest expenses;
o a decrease in accounts payable of EUR 8,922 in the nine months ended September 30, 2002 compared to a decrease of EUR 13,625 in the nine months ended September 30, 2001; and
o an increase in accounts receivable of EUR 24,657 in the nine months ended September 30, 2002 compared to EUR 38,269 in the nine months ended September 30, 2001. Accounts receivable are generally higher at the end of the third quarter compared to year-end.

These positive effects on our cash flows from operating activities in the first nine months of 2002 compared to the first nine months of 2001 were partly offset by an increase in inventories of EUR 1,842 in the nine months ended September 30, 2002 compared to a decrease of EUR 18,739 in the nine months ended
September 30, 2001. As we reduced our inventories in 2001 in order to decrease net working capital and related financing costs, our inventories were on a relatively low level at December 31, 2001 and at September 30, 2002.

Prepaid expenses and other assets decreased by EUR 5,627 in the nine months ended September 30, 2002 compared to EUR 55,002 in the nine months ended September 30, 2001. Not considering the one time effect from the tax refund of EUR 49,340 in July 2001, the decrease in prepaid expenses and other assets amounted to EUR 5,662 in the nine months ended September 30, 2001.


NET CASH USED FOR INVESTING ACTIVITIES

Our investing activities comprise investments in tangible and intangible fixed assets. Net cash used for investing activities decreased by EUR 1,167 or 7.0% from EUR 16,705 in the nine months ended September 30, 2001 to EUR 15,538 in the nine months ended September 30, 2002.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


This decrease can mainly be attributed to a decrease in investments in property plant and equipment by EUR 2,866, which was partly offset by an increase in investments in intangible fixed assets by EUR 2,186. In the past, investments in tangible and intangible fixed assets in the fourth quarter were generally higher compared to the first three quarters of a year. For the full year 2002 we expect the lower investments in tangible and intangible fixed assets in the first three quarters of the year 2002 compared to 2001 to be leveled out by higher investments in the last quarter of the year 2002 compared to 2001.

Also, proceeds from the sale of property plant and equipment increased from EUR 2,593 in the nine months ended September 30, 2001 to EUR 3,406 in the nine months ended September 30, 2002.


NET CASH USED FOR FINANCING ACTIVITIES

Net cash used for financing activities decreased by EUR 38,087 from EUR
72,771 in the nine months ended September 30, 2001 to EUR 34,684 in the nine months ended September 30, 2002. We attribute this decrease mainly to a decrease in cash used for principal payments on long-term debt to banks by EUR 42,153 from EUR 78,787 in the nine months ended September 30, 2001 to EUR 36,634 in the nine months ended September 30, 2002. Principal payments in the first nine months of 2001 include EUR 49,340 that were received as a tax refund in July 2001. The decrease of cash used for principal payments of long-term debt to banks was partly offset by the movements in restricted cash, which decreased by EUR 5,471 in the nine months ended September 30, 2001 compared to EUR 424 in the nine months ended September 30, 2002.


NET CASH FLOW

Cash and cash equivalents amounting to EUR 50,277 as of December 31, 2001 increased by EUR 44,531 to EUR 94,808 as of September 30, 2002.

Cash and cash equivalents amounting to EUR 46,242 as of December 31, 2000 increased by EUR 17,653 to EUR 63,895 as of September 30, 2001.

Pursuant to the senior credit facility, we agreed to deposit at the request of the lenders, cash that we receive from subsidiaries, the shares of which have been pledged to the lenders, into a bank account, from which no withdrawals can be made without written consent. According to the contracts with the financing banks, the banks will agree to withdrawals from the aforementioned bank account provided that the banks have not declared that an event of default has occurred under the credit agreements.

                               GROHE HOLDING GMBH
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

--------------------------------------------------------------------------------


Currently, the financing banks have not requested any deposits, and no events of default have occurred.


WORKING CAPITAL

We believe that the existing financing of working capital is sufficient for our current working capital requirements. At September 30, 2002 and December 31, 2001 we had approximately EUR 82 million and EUR 30 million unused available lines of credits with several banks. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes. The available lines of credit as of September 30, 2002 include the working capital facility (Facility E) in an amount of EUR 51 million. Facility E, which is part of the senior credit facility, will be available to us until December 2006.


CAPITAL EXPENDITURES

Our capital expenditures are financed primarily from operating cash flows, except for capital expenditures on the expansion and extension of our production facilities. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.


INVESTMENTS OF SURPLUS CASH

We invest any surplus cash in euro deposit accounts held with financial institutions. Under the contracts with the financing banks, we have agreed to deposit certain cash amounts into an account from which no withdrawals can be made without their consent.

                               GROHE HOLDING GMBH
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

--------------------------------------------------------------------------------


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.

The information below is presented in thousands of euro.



INTEREST RATE SENSITIVITY

We have a significant variable rate senior secured credit facility and as a result could be significantly affected by changes in interest rates. Changes in interest rates affect the interest paid on debt. To mitigate the effect of changes in interest rates, we have entered into interest rate swap and collar agreements.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates. For interest rate swaps and collars, the table presents notional amounts, the applicable variable rates and pay, receive, cap and floor rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                               GROHE HOLDING GMBH
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

--------------------------------------------------------------------------------


                                    INTEREST RATE SENSITIVITY AS OF SEPTEMBER 30, 2002
                                     PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                                        AVERAGE INTEREST SWAP, CAP AND FLOOR RATES

                                                                                                 r              Fair Value
                                                                                                                September
                             2002        2003        2004         2005        2006     There-afte    Total       30, 2002
                          ----------- ----------- ------------ ----------- ----------- ---------- ------------ -------------

Short-term debt to
  banks denominated in
  Japanese Yen; average
  fixed rate at 0.95%          4,158           0            0           0           0          0        4,158         4,158

Long-term debt to
  banks; variable rate
  at 2.0% - 3.0% above
  EURIBOR                     23,775      64,423       75,160      82,829     129,004          0      375,191       375,191

Long-term debt to
  banks; fixed rates at
  4.95% to 7.25%               3,578       4,793        6,778         693         697      4,202       20,741        21,130

Long-term debt to
  shareholders and
  related parties;
  fixed rate at 5.0%               0           0            0           0           0    301,355      301,355       168,221

Notes; fixed rate
  at 11.5%                         0           0            0           0           0    200,000      200,000       222,750


Interest rate derivative financial instruments:
----------------------------------------------

Combined interest rate
  swap and cap
  agreements;
   Notional amount            23,776      28,632       53,941           0           0          0      106,349       (1,797)

                          Pay rate is 5-year swap rate for 6-months EURIBOR with a cap at 5.07%;
                                              receive rate is 3-months EURIBOR

Combined interest rate
  swap and cap
  agreements;
Notional amount                    0           0       63,912           0           0          0       63,912       (1,339)

                         Pay rate is 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99%;
                                              receive rate is 3-months LIBOR

Interest Rate Collar;
Notional Amount                    0      35,790      164,892           0           0          0      200,682       (3,240)
                                              Basis rate is 6-months EURIBOR;

                         cap rate is 5.20% (8.00% in case 6-months EURIBOR is higher than 8.00%);
                                                    floor rate is 3.00%

                               GROHE HOLDING GMBH
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

--------------------------------------------------------------------------------


EXCHANGE RATE SENSITIVITY

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards and options, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                               GROHE HOLDING GMBH
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

--------------------------------------------------------------------------------


                                  FOREIGN CURRENCY SENSITIVITY AS OF SEPTEMBER 30, 2002
                                     PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                                                 AVERAGE SETTLEMENT RATES

                                                                                                               Fair value
                                                                                                                September
                                             2002      2003      2004     2005      2006   There-after Total    30, 2002

                                           --------------------------------------------------------------------------------
Short-term debt to banks denominated in
Japanese Yen; average fixed rate at 0.95%      4,158         0        0         0        0         0     4,158       4,158

Long-term debt to banks denominated in
Thailand Baht; fixed rate at 7.25%               336       673    4,816         0        0         0     5,825       5,825

                                                                                                               ------------
Total debt denominated in foreign currencies                                                                         9,983

                                                                                                               ============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

Pay US$ / receive euro forwards                                                                                    10,081
-------------------------------                                                                                ------------
  Number of individual contracts                  10        26        5         0        0         0        41
  Average notional amount                      5,265     3,349    3,645         0        0         0     3,852
  Total notional amount of US$ contracts      52,648    87,071   18,224         0        0         0   157,943
  Average settlement rate (euro/US$)          1.1092    1.0904   1.0269         0        0         0    1.0894
  For information purposes:
     Exchange rate at
       September 30, 2002 (euro/US$)                                                                    1.0125


Pay Japanese Yen / receive euro forwards                                                                              379
----------------------------------------
  Number of individual contracts                   3         8        0         0        0         0        11
  Average notional amount                        832       832        0         0        0         0       832
  Total notional amount of Yen contracts       2,495     6,652        0         0        0         0     9,147
  Average settlement rate (euro/100 Yen)      0.8782    0.8847        0         0        0         0    0.8829
  For information purposes:
     Exchange rate at
       September 30, 2002 (euro/100 Yen)                                                                0.8315

Pay British Pound / receive euro forwards                                                                             (25)
-----------------------------------------
  Number of individual contracts                   5        10        1         0        0         0        16
  Average notional amount                      1,172     1,283    1,267         0        0         0     1,247
  Total notional amount of GBP contracts       5,858    12,825    1,267         0        0         0    19,950
  Average settlement rate (euro/GBP)          1.6189    1.5621   1.5562         0        0         0    1.5784
  For information purposes:
     Exchange rate at
       September 30, 2002 (euro/GBP)                                                                    1.5833


Pay Canadian Dollar / receive euro forwards                                                                            339
-------------------------------------------
  Number of individual contracts                   3        12        2         0        0         0        17
  Average notional amount                        321       321      321         0        0         0       321
  Total notional amount of CAD contracts         963     3,852      642         0        0         0     5,457
  Average settlement rate (euro/CAD)          0.7019    0.6812   0.6674         0        0         0    0.6832
  For information purposes:
     Exchange rate at
       September 30, 2002 (euro/CAD)                                                                    0.6419


                                                                                                               ------------
Subtotal Japanese Yen, British Pound and Canadian
    Dollar exchange rate derivative financial instruments                                                             693
                                                                                                               ------------

Total exchange rate derivative
    financial instruments                                                                                          10,774
                                                                                                               ============

As a majority of the foreign currency forward contracts is related to future sales and the fair market valuation of such derivatives is highly dependent on the exchange rate at the balance sheet date,

                               GROHE HOLDING GMBH
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

--------------------------------------------------------------------------------


gains and losses from such derivatives due to currency exchange rate fluctuations may be significantly higher than the foreign currency gains and losses resulting from the settlement and valuation of foreign currency receivables. Out of the total notional amount of foreign currency forwards of EUR 192,497 as of September 30, 2002, EUR 157,943 were related to US dollar foreign currency forward contracts. Based on the notional amount of these US dollar foreign currency forwards a hypothetical 10% increase in the euro to US dollar exchange rate would reduce the fair value of our US dollar foreign currency derivatives by approximately EUR 15.8 million and would result in corresponding financial losses.

The notional amount of US dollar foreign currency forwards of EUR 157,943 as of September 30, 2002 is used to economically hedge EUR 120 million of US dollar denominated sales projected for the next eleven months after September 30, 2002 in addition to existing accounts receivables denominated in US dollar of EUR 38.1 million as of September 30, 2002. Notional amounts of foreign currency forwards of EUR 29,097 are used to economically hedge sales denominated in British Pound and Japanese Yen and respective accounts receivables. Aggregated anticipated sales denominated in British Pound and Japanese Yen projected for the twelve months ending September 30, 2002 amount to approximately EUR 44 million.

The following table reconciles the gains and losses from changes in aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates to financial income from derivatives:

                                                                     Nine months                      Nine months
                                                                        ended                            ended
                                                                      and as of                        and as of
                                                      December 31,  September 30,     December 31,   September 30,
                                                          2000           2001             2001           2002

                                                      -----------------------------  -------------------------------
USD FOREIGN CURRENCY DERIVATIVE CONTRACTS
-----------------------------------------

Aggregated fair market value                               4,437          1,085           (3,497)         10,081

Gain (loss) from changes in aggregated fair market
    value at balance sheet date                                          (3,352)                          13,578

Gain (loss) from changes in fair market value at
    settlement date                                                      (5,472)                           3,300

----------------------------------------------------  -----------------------------  -------------------------------
Financial income (loss) from US dollar foreign
    currency derivatives                                                 (8,824)                          16,878
----------------------------------------------------  -----------------------------  -------------------------------

OTHER CURRENCIES
----------------

Aggregated fair market value                               1,906          1,096              536             693

Gain (loss) from changes in aggregated fair market
    value at balance sheet date                                            (810)                             157

Gain (loss) from changes in fair market value at
    settlement date                                                         786                            1,138

----------------------------------------------------  -----------------------------  -------------------------------
Financial income (loss) from other foreign
    currency derivatives                                                    (24)                           1,295
----------------------------------------------------  -----------------------------  -------------------------------
----------------------------------------------------  -----------------------------  -------------------------------
Total financial income (loss) from currency
derivatives                                                              (8,848)                          18,173
----------------------------------------------------  -----------------------------  -------------------------------

Financial income (loss) from interest rate
derivatives                                                              (5,265)                          (3,004)

----------------------------------------------------  -----------------------------  -------------------------------
Total financial income (loss) from derivatives                          (14,113)                          15,169
----------------------------------------------------  -----------------------------  -------------------------------


The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

We incurred losses from our US dollar foreign currency derivatives for the nine months ended September 30, 2001, because the average settlement rate for our US dollar derivative contracts was generally lower than the exchange rate at settlement date. This resulted from the overall devaluation of the euro against the US dollar mainly during in the first six months of the year 2001. The appreciation of the euro towards the US dollar in the third quarter of 2001 could not completely offset the impact of the development of the exchange rate in the first six months.

                               GROHE HOLDING GMBH
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

--------------------------------------------------------------------------------


We incurred gains from our US dollar foreign currency derivatives for the nine months ended September 30, 2002, because the average settlement rate for our US dollar derivative contracts was generally higher than the exchange rate at settlement date resulting from the appreciation of the euro against the US dollar during this period.

As of September 30, 2002 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was EUR 0.08 higher than the exchange rate existing at September 30, 2002 resulting in a positive fair market value of EUR 10,081 compared to a negative fair market value of EUR 3,497 as of December 31, 2001; accordingly, gains from changes in fair market value of EUR 13,578 were recorded for the nine months ended September 30, 2002. Total gains from US dollar foreign currency derivative contracts for the nine months ended September 30, 2002 amounted to EUR 16,878.

As of September 30, 2001 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was EUR 0,02 higher than the exchange rate existing at September 30, 2001 resulting in a positive fair market value of EUR 1,085 compared to a positive fair market value of EUR 4,437 as of December 31, 2000; accordingly, losses from changes in fair market value of EUR 3,352 were recorded for the nine months ended September 30, 2001.
Total losses from US dollar foreign currency derivative contracts for the nine months ended September 30, 2001 amounted to EUR 8,824.

COMMODITY PRICE SENSITIVITY

The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory, the table presents carrying amounts and fair values as of September 30, 2002. For fixed price purchase commitments, the table presents notional amounts and fair values as of September 30, 2002. All of the fixed price purchase contracts mature within one year.


Commodity inventory                       Carrying amount             Fair value
------------------------------------   -----------------------  ------------------------
Brass                                            2,042                     2,148
Copper                                             716                       738
Zinc                                               115                       115



Fixed price purchase
commitments                               Notional amount             Fair value
------------------------------------   -----------------------  ------------------------
Brass                                            6,936                     6,927
Copper                                           1,613                     1,579
Zinc                                             1,015                     1,047
Nickel                                             173                       161

GROHE HOLDING GMBH, HEMER



Consolidated EBITDA
Three and nine months ended September 30, 2002 and 2001

                               GROHE HOLDING GMBH
                               CONSOLIDATED EBITDA

--------------------------------------------------------------------------------


GROHE HOLDING GMBH, HEMER



Consolidated EBITDA
derived from financial statements prepared in accordance with US GAAP for the three and nine months ended September 30, 2002 and 2001 as defined in the Indenture in thousands of euro:




                                                   Three months      Three months       Nine months       Nine months
                                                       ended             ended             ended             ended
                                                   September 30,     September 30,     September 30,     September 30,
                                                       2002              2001              2002              2001
                                                 ------------------ ----------------- ----------------- -----------------
CONSOLIDATED NET INCOME (LOSS)
   AS DEFINED IN THE INDENTURE:
        Net income (loss) as reported in the
           consolidated statements of
           operations                             4,165             (3,010)            32,740           (25,159)
        Income from equity method investees
           not received as a cash distribution        0                  0                  0                 0
------------------------------------------------ ------------------ ----------------- -----------------------------------
        Consolidated net income (loss)
           as defined in the Indenture                     4,165            (3,010)           32,740           (25,159)
------------------------------------------------ ------------------ ----------------- -----------------------------------

ADDITIONS TO / DEDUCTIONS
   FROM CONSOLIDATED NET INCOME:
      Income tax expense                                   4,431             3,043            25,031             1,692
      Consolidated interest expense
         Interest expense as reported in the
            consolidated statements of
            operations                           17,262            19,798            52,860            61,196
         Net payments pursuant to interest
            rate swaps                              743               153             1,768               546
                                                 ---------         ---------         ---------         ---------
            Total consolidated interest expense           18,005            19,951            54,628            61,742
      Depreciation expense                                10,114            12,783            35,945            39,177
      Amortization of software                               940               655             2,974             2,488
      Amortization of goodwill and tradename
         from acquisitions                                 4,831            13,835            14,502            41,327
      Noncash charges                                      1,455               117             1,985               167

------------------------------------------------ ------------------ ----------------- -----------------------------------
EBITDA                                                    43,941            47,374            167,805           121,434
------------------------------------------------ ------------------ ----------------- -----------------------------------

                               GROHE HOLDING GMBH
                               CONSOLIDATED EBITDA

--------------------------------------------------------------------------------


GROHE HOLDING GMBH, HEMER



Consolidated EBITDA
derived from financial statements prepared in accordance with German GAAP for the three and nine months ended September 30, 2002 and 2001 as defined in the Indenture in thousands of euro:


                                                   Three months      Three months       Nine months       Nine months
                                                       ended             ended             ended             ended
                                                   September 30,     September 30,     September 30,     September 30,
                                                       2002              2001              2002              2001
                                                 ------------------ ----------------- ----------------- -----------------
CONSOLIDATED NET INCOME (LOSS)
   AS DEFINED IN THE INDENTURE:
        Net income (loss) as reported in the
           consolidated statements of
           operations                               583            (6,722)             (179)          (15,359)
        Profit attributable to minority
           interests                               (414)             (455)             (808)             (668)
        Income from equity method investees
           not received as a cash distribution        0                 0                 0                 0
------------------------------------------------ ------------------ ----------------- ----------------- -----------------
        Consolidated net income (loss)
           as defined in the Indenture                       169            (7,177)             (987)          (16,027)
------------------------------------------------ ------------------ ----------------- ----------------- -----------------

ADDITIONS TO / DEDUCTIONS
   FROM CONSOLIDATED NET INCOME:
      Income tax expense (benefit)                         6,806            (3,487)           20,816             1,108
      Consolidated interest expense
         Interest expense as reported in the
            consolidated statements of
            operations                                    15,764            18,129            48,344            56,127
      Depreciation expense                                 9,750            12,242            34,860            38,050
      Amortization of software                               764               536             2,374             1,932
      Amortization of goodwill and tradename
         from acquisitions                                16,752            16,717            50,246            50,222
Noncash charges                                                0               117                 0               167

------------------------------------------------ ------------------ ----------------- ----------------- -----------------
EBITDA                                                    50,005            37,077            155,653           131,579
------------------------------------------------ ------------------ ----------------- ----------------- -----------------